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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                               CORDIS CORPORATION
                           (Name of Subject Company)
                               CORDIS CORPORATION
                      (Name of Person(s) Filing Statement)
                    Common Stock, Par Value $1.00 Per Share
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)
                                    21852510
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                ALFRED J. NOVAK
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               CORDIS CORPORATION
                             5200 BLUE LAGOON DRIVE
                                   SUITE 200
                              MIAMI, FLORIDA 33126
                                 (305) 824-2000

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)
                                    COPY TO:
                             CHARLES I. COGUT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

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This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated November 1, 1995, of Cordis Corporation, a Florida corporation (the "Company"), with respect to the tender offer made by JNJ Acquisition Corp., a New Jersey corporation, and a direct wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation ("J&J"), to purchase all the outstanding shares of Common Stock, par value $1.00 per share (the "Common Stock"), of the Company, including the associated rights.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    Item 7 (a)-(b) is hereby amended and supplemented by adding thereto the following:

    On November 6, 1995, the Company and J&J announced an agreement in principle to a $109 per share stock-for-stock merger. The agreement is subject to the execution of a definitive merger agreement and to the Company's board approval of the definitive agreement which is expected later this week. The merger will be subject to the approval of the Company's shareholders. The full text of the press release is set forth in Exhibit 15 hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended and supplemented by adding thereto the following:

    Exhibit 15--Joint Press release issued by the Company and J&J dated November 6, 1995.


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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CORDIS CORPORATION


                                          By: /s/ ALFRED J. NOVAK
                                              ..................................
                                               Alfred J. Novak, Vice President
                                                 and Chief Financial Officer

Dated: November 6, 1995


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                                 EXHIBIT INDEX

    Exhibit 15--Press Release issued by the Company on November 6, 1995.